UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information to be Included in Statements Filed Pursuant to

Rule 13d-11(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Securities Exchange Act of 1934
(Amendment No. 5)

LIQUIDMETAL TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

53634X100

(CUSIP Number)

David C. Roos, Esq.

Moye White LLP

1400 Sixteenth Street, 6th Floor

Denver, CO 80202

(303) 292-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Barney D. Visser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,069,824

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,069,824

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,069,824

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Furniture Row, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,069,824

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,069,824

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,069,824

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 53634X100		13D

1.	Names of Reporting Persons. Visser Precision Cast, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,069,824

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 34,069,824

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,069,824

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No: 53634X100	13D

Item 1.                       Security and Issuer

This Amendment No. 5 amends the Schedule 13D originally filed by the Reporting Persons on August 25, 2010, as previously amended on June 7, 2012, June 29, 2012, February 27, 2015 and October 7, 2015, with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of LiquidMetal Technologies, Inc. (the “Issuer”).

For purposes of the original 13D and Amendments 1, 2 and 3 thereto, the Reporting Persons were Norden, LLC (“Norden”), Visser Precision Cast, LLC (“VPC”), Furniture Row, LLC (“Furniture Row”) and Barney D. Visser.  Norden no longer owns any shares of Common Stock, and it is not acting together with the Reporting Persons to acquire, hold, vote or dispose of Common Stock.  As a result, Norden is no longer a Reporting Person for purposes of this Schedule 13D.

Except as set forth herein, disclosure in Amendment No. 4 to the Schedule 13D is unchanged.

Item 2.                       Identity and Background

No material change.

Item 3.                       Source and Amount of Funds or Other Consideration

No material change.

Item 4.                       Purpose of Transaction

No material change.

Item 5.                       Interest in Securities of the Issuer

Item 5 is hereby amended to provide as follows:

From October 6, 2015 through October 29, 2015, VPC sold shares of Common Stock in the transactions listed below.  No other transactions in the Common Stock have been effected by the Reporting Persons during that period of time.

Date	Number of Shares	Weighted Average Price Per Share	Price Range Per Share
10/6/2015	971,476	$.09	$ .089-.0939
10/7/2015	600,000	$.08	$ .082-.0857
10/8/2015	500,000	$.09	$ .083-.0875
10/12/2015	300,000	$.08	$ .0802-.084
10/13/2015	300,000	$.08	$ .083-.087
10/14/2015	300,000	$.08	$ .0826-.084
10/15/2015	300,000	$.09	$ .085-.085
10/16/2015	200,000	$.08	$ .084-.087
10/19/2015	200,000	$.08	$ .08-.081
10/20/2015	207,002	$.09	$ .086-.086
10/21/2015	95,000	$.10	$ .095-.095
10/22/2015	151,770	$.09	$ .09-.0901
10/23/2015	290,000	$.09	$ .085-.0875
10/26/2015	28,000	$.09	$ .087-.087
10/27/2015	105,136	$.09	$ .085.0852
10/28/2015	352,381	$.08	$ .082-.084
10/29/2015	300,000	$.085	$ .085

CUSIP No: 53634X100	13D

The Reporting Persons undertake to provide the Issuer, any stockholder of the Issuer or the Staff of the SEC, upon request, information regarding the number shares sold at each price within the ranges set forth above.

After giving effect to such sales, the Reporting Persons’ beneficial ownership of Common Stock is as follows:

VPC is the direct owner of 15,209,379 shares of Common Stock and the direct owner of a Warrant that, after giving effect to anti-dilution adjustments made through June 30, 2015, may be exercised to purchase 18,860,445 shares of Common Stock (the “Warrant Shares”).  The 15,209,379 shares of Common Stock and the 18,860,445 Warrant Shares represent direct beneficial ownership of approximately 6.9% of the outstanding shares of Common Stock; and

Mr. Visser and Furniture Row control VPC.  As a result, Mr. Visser and Furniture Row may be deemed to be the indirect beneficial owners of the 15,209,379 shares of Common Stock that are owned by VPC and the 18,860,445 Warrant Shares that are beneficially owned by VPC.  As a result, Mr. Visser and Furniture Row may be deemed to be the indirect beneficial owners of approximately 6.9% of the outstanding shares of Common Stock.

The ownership percentages above are based on the Issuer having a total of 473,149,485 shares of outstanding Common Stock, as disclosed in the Issuer’s Form 10-Q dated August 6, 2015.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No material change.

Item 7.                       Material to be Filed as Exhibits

The Reporting Persons’ Joint Filing Agreement is attached hereto as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2015	BARNEY D. VISSER

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Power of Attorney

FURNITURE ROW, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

VISSER PRECISION CAST, LLC

/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 5 to Schedule 13D relating to the Common Stock of Liquidmetal Technologies, Inc. shall be filed on behalf of the undersigned.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 30, 2015.

BARNEY D. VISSER

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Attorney-in-Fact
Pursuant to Power of Attorney

FURNITURE ROW, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President

VISSER PRECISION CAST, LLC

By:	/s/ Gregory A. Ruegsegger
Gregory A. Ruegsegger, Vice President